Exhibit 99.1

InflaRx Announces Amendment of Co-Development Agreement and Additional Equity Investment by Staidson in Connection with Regulatory Filing in China for Anti-C5a-Antibody for Treatment of COVID-19

•	InflaRx will provide access to certain clinical, manufacturing and regulatory documentation for vilobelimab to facilitate STS’s regulatory filings in China

•	STS plans to request regulatory approval in China for its own anti-C5a-antibody BDB-001 for the treatment of COVID-19 based on InflaRx’s technology in-licensed by STS

•	InflaRx will receive 10% royalties on net sales of BDB-001 for the treatment of COVID-19 in China

•	STS to make an additional USD 2.5 million investment in InflaRx at a price of USD 5.00 per share

•	Option for InflaRx to request STS makes a further USD 7.5 million investment in InflaRx

Jena, Germany, December 21, 2022 – InflaRx N.V. (Nasdaq: IFRX) (the “Company” or “InflaRx”), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, today announced that the Company has amended its existing co-development agreement with Staidson (Beijing) BioPharmaceuticals Co., Ltd. (together with its affiliates, “STS”) to support STS in its regulatory approval efforts for its proprietary drug candidate BDB-001 in China. Through the amendment of the existing co-development agreement, InflaRx will receive royalties of 10% on net sales of BDB-001 for the treatment of COVID-19 in China. InflaRx has granted STS an exclusive license for use in China to certain of InflaRx’s clinical, manufacturing and regulatory documentation regarding vilobelimab in order to support and facilitate the regulatory filing for BDB-001 for the treatment of severely ill COVID-19 patients with the Chinese National Medical Products Administration (NMPA).

Under the existing co-development agreement, BDB-001, an anti-C5a antibody that originated from the same cell line as vilobelimab, is being developed by STS for the treatment of severe COVID-19 and other inflammatory diseases in China. The existing co-development agreement contains an exclusive license restricted to development and commercialization within the territory of China and was granted to STS by InflaRx in 2015. STS is now planning to apply for regulatory approval in China of BDB-001 for the treatment of COVID-19.

In connection with amending the co-development agreement, InflaRx today also announced that it has entered into a share purchase agreement with Staidson Hong Kong Investment Company Limited, an affiliate of Staidson (Beijing) BioPharmaceuticals Co., Ltd., pursuant to which STS will purchase additional ordinary shares of InflaRx for an aggregate amount of USD 2.5 million at a price of USD 5.00 per share. The share purchase agreement also includes an option pursuant to which STS may purchase additional ordinary shares, at InflaRx’s discretion, for an aggregate amount of an additional USD 7.5 million. The option for such subsequent purchase will expire on the twelve-month anniversary of STS receiving regulatory approval for BDB-001 in China. Such subsequent investment would be made at the greater of USD 5.00 price per share or a 20% premium to the weighted average share price over the 15 trading days prior to the closing date of such subsequent investment.

“Given the recent steep increase in COVID-19 cases in China and the potential benefits of our anti-C5a technology, we are very happy that STS is advancing BDB-001 for the treatment of COVID-19 in China and are pleased to be able to support them as they work to bring a potentially life-saving treatment to this very large market,” said Prof. Niels C. Riedemann, CEO and Founder of InflaRx. “In addition, STS’s investment in InflaRx further strengthens both our near-term and long-term financial position as we advance our own vilobelimab product in several indications.”

Vilobelimab, InflaRx’s first-in-class monoclonal anti-human complement factor C5a antibody, has been submitted to the U.S. Food and Drug Administration (FDA) for Emergency Use Authorization for the treatment of critically ill, intubated, mechanically ventilated COVID-19 patients. InflaRx has all rights to vilobelimab. Vilobelimab is also in clinical development for the treatment of various indications, including pyoderma gangrenosum and cutaneous squamous cell carcinoma.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares or other securities, nor shall there be any sale of ordinary shares or other securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a and C5aR technologies to discover and develop first-in-class or best-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor known as C5aR. Complement C5a and its receptor C5aR are powerful inflammatory mediators involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de.

The COVID-19 related work for vilobelimab was partly funded by the German federal government through grant number 16LW0113 (VILO-COVID). All responsibility for the content of this work lies with InflaRx.

About Staidson (Beijing) Biopharmaceuticals Co., Ltd.:

STS (SZSE: 300204) is an innovative biopharmaceutical company dedicated to research and development, production and sales of drugs. STS is a high-tech enterprise with a complete system of research and development, production and marketing. Founded in 2002, STS was listed on the Shenzhen Stock Exchange in 2011. STS is committed to research, development, production and sales of therapeutic drugs with unmet clinical needs, including protein drugs (including therapeutic monoclonal antibody drugs), gene therapy/cell therapy drugs and chemical drugs.

Contacts:

InflaRx N.V.

e-mail: IR@inflarx.de

MC Services AG

Katja Arnold, Laurie Doyle, Dr. Regina Lutz
e-mail: inflarx@mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding the Company’s (or, as the case may be, STS’s) intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the impact of the Co-Development Agreement and expectations regarding the potential additional investment under the Investment Agreement; the Company’s (or, as the case may be, STS’s) ongoing and planned preclinical development and clinical trials, the Company’s (or, as the case may be, STS’s) interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways; the impact of the COVID-19 pandemic on the Company; the timing and its ability to commence and conduct clinical trials; potential results from current or potential future collaborations; its ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for its product candidates; its intellectual property position; its ability to develop commercial functions; expectations regarding clinical trial data; decisions regarding the strategic direction of the Company; its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which the Company operates; the trends that may affect the industry or the Company’s business; and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the SEC. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.